UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           MYSTIQUE DEVELOPMENTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    628652109
                                 (CUSIP Number)

               Kim M. Fuerst                         With copies to:
               President and                  Patricia M. Merrick,  Esq.
         Chief Executive Officer              Davis, Graham & Stubbs LLP
        Mystique Developments, Inc.           370 17th Street, Suite 4700
      1820 South Elena Avenue, Ste. B           Denver, Colorado  80202
      Redondo Beach, California 90277               (303) 892-9400
              (310) 546-5741


       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 SEPTEMBER, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 pages

Mystique Developments, Inc.                                    Page 2 of 5 Pages
SCHEDULE 13D                                                     August 21, 1997




   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Faisal Chaudhary

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  /  /
                                                          (b)  /  /

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

            PF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             /  /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 612,500 (See Item 5.)
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                           8    SHARED VOTING POWER

                           9    SOLE DISPOSITIVE POWER

                                  612,500 (See Item 5.)

                          10    SHARED DISPOSITIVE POWER


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            612,500 (See Item 5.)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /  /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 30%, based upon 1,545,076 shares of Common Stock outstanding as of the date hereof.

  14    TYPE OF REPORTING PERSON*

            IN

Mystique Developments, Inc.                                    Page 3 of 5 Pages
SCHEDULE 13D                                                     August 21, 1997


ITEM 1.  SECURITY AND ISSUER.

          Shares of Common Stock, par value $.01 per share (the "Shares") of:

                  Mystique Developments, Inc.
                  1820 South Elena Avenue, Suite B
                  Redondo Beach, California   90277
                  (310) 546-5741

     The names and addresses of the principal executive officers of the Company are as follows:

   NAME                             TITLE                              ADDRESS

Kim M. Fuerst              President and CEO                  1820 South Elena Avenue,
                                                              Suite B, Redondo Beach, CA 90277

Faisal Chaudhary           Secretary                          1820 South Elena Avenue,
                                                              Suite B, Redondo Beach, CA 90277

David L. Milanesi          Treasurer, Chief Financial         1801 Broadway, Suite 600
                           & Accounting Officer               Denver, CO 80202


ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  Faisal Chaudhary
    (b)  1820 South Elena Avenue, Suite B, Redondo Beach, CA           90277
    (c)  Secretary, Treasurer and Director of Issuer.
    (d) Mr. Chaudhary has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) Mr. Chaudhary has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    (f)  United States







                                Page 3 of 5 pages

Mystique Developments, Inc.                                    Page 4 of 5 Pages
SCHEDULE 13D                                                     August 21, 1997



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    In September 1996, Mr. Chaudhary acquired 112,500 Shares at $.25 per Share in a private transaction from Mystique Resources Company. The acquisition resulted in an equity ownership position of 20.1 percent for Mr. Chaudhary. Mr. Chaudhary used his own funds for the acquisition. Additionally, on October 18, 1996, the Issuer granted Mr. Chaudhary a director stock option to purchase up to 500,000 Shares at an exercise price of $1.00 per share, increasing Mr. Chaudhary's beneficial equity ownership position to 58 percent. Concurrently therewith, however, the Company undertook a private placement of 985,000 Shares, which resulted in a reduction of Mr. Chaudhary's equity position to approximately 30 percent.


ITEM 4.  PURPOSE OF TRANSACTION.

    In September 1996, the three members of the board of directors of the Company resigned, and Mr. Chaudhary was appointed to fill one of the resulting vacancies. Mr. Chaudhary acquired his Shares at approximately the same time as his directorship, and concurrently therewith, assumed the offices of Secretary and Treasurer of the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) Mr. Chaudhary beneficially owns 612,500 Shares, which includes stock options to purchase 500,000 Shares, presently exercisable at $1.00 per Share. Mr. Chaudhary's beneficial ownership represents approximately 30% of the Company's Shares. Mr. Chaudhary has sole voting and dispositive power over such Shares.

     (c) Mr. Chaudhary has not been involved in any Share transactions during the last sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

     (e) Mr. Chaudhary continues to be the beneficial owner of more than five percent of the Company's Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.







                                Page 4 of 5 pages

Mystique Developments, Inc.                                    Page 5 of 5 Pages
SCHEDULE 13D                                                     August 21, 1997


    There are no contracts, arrangements, understandings or relationships between Mr. Chaudhary and any other person with respect to any securities of the Company other than an Option Agreement, dated October 18, 1996, between the Company and Mr.Chaudhary, for the purchase of 500,000 Shares at an exercise price of $1.00 per Share.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Stock Option Agreement, dated October 18, 1996, between the
                     Company and Mr.Chaudhary.






                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated August 21, 1997                   /s/ Faisal Chaudhary
                                        ----------------------------------------
                                        Faisal Chaudhary
                                        Secretary and Director



                                Page 5 of 5 pages